UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Settlement Agreement with the Construction Contractor of the Sodom Power Station

Item 1

Settlement Agreement with the Construction Contractor of the Sodom Power Station

Pursuant to Note 20A(6) of the Company’s annual financial statements for 2018, regarding the arbitration proceeding conducted between Dead Sea Works Ltd. (“DSW”) and the construction contractor of the Sodom power station (the “Contractor”), in light of financial disputes between the parties following cancellation of the construction agreement by DSW, the Company hereby reports that DSW entered into a settlement agreement with the Contractor (the “Agreement” or “Settlement Agreement”).

The Settlement Agreement is in the amount of Euro 37 million, to be paid to DSW, by the Contractor, in quarterly installments over a 5-year period, in addition to Euro 25 million of guarantees previously exercised by DSW. The Agreement includes mutual waiver of future claims and suits, as specified in the Agreement, and grants DSW a right to resume arbitration, among other things, in case of a material breach of the terms of payment or dates thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: December 23, 2019